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SE(19005665

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multiple Financial Services, Inc

OFFICIAL USE ONLY
100100
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15615 Alton Parkway Suite 450
(No. and Street)

IRVINE	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Henry Flammer 949-753-2727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Michael Henry Flammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multiple Financial Services, Inc, as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/FINOP

Title

Notary Public

See attached for proper California notarial wording (949) 492-0500

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 12 day of February, 20 19,

by Michael Henry Flammer
Name(s) of signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public: Kimberly Powell

KIMBERLY POWELL
Notary Public - California
Orange County
Commission # 2241608
My Comm. Expires Jun 4, 2022

(Notary Seal)

Commission Expiration: June 4, 2022

-- OPTIONAL --

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: — Number of Pages: — (—)

Signers other than named above: No other signers

Multiple Financial Services, Inc.

Registered Securities Broker Dealer
Member FINRA/SIPC
Registered Investment Advisor

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ending: December 31, 2018

Contents

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Multiple Financial Services, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Multiple Financial Services, Inc as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Multiple Financial Services, Inc as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Multiple Financial Services, Inc's management. Our responsibility is to express an opinion on Multiple Financial Services, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Multiple Financial Services, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 11-12 has been subjected to audit procedures performed in conjunction with the audit of Multiple Financial Services, Inc's financial statements. The supplemental information is the responsibility of Multiple Financial Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Multiple Financial Services, Inc's auditor since 2019.

Sugar Land, Texas

Feb 20, 2019

MULTIPLE FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2018

ASSETS	
Current Assets	
Checking/Savings	
1000 – Cash	$ 1,258.58
1020 – Union Bank Savings Account	$ 5,237.59
1030 - TDA Sundry Account	$ 2,382.83
Total Checking/Savings	$ 8,879.00
Accounts Receivable	
1055 – Accounts Receivable	$ 5,683.55
Total Accounts Receivable	$ 5,683.55
Other Current Assets	
1110 – FINRA Flex Funding Account	$ 106.64
1200 – Firm Investment Account	$ 50,634.01
Total Other Current Assets	$ 50,740.65
Total Current Assets	$ 65,303.20
Fixed Assets	
Office Equipment	$ 0.00
Other fixed assets	$ 0.00
Total Fixed Assets	$ 0.00
TOTAL CURRENT ASSETS	$ 65,303.20
LIABILITIES & SECURITIES	
Liabilities	
Current Liabilities	
Credit Cards	
Corp Acct – 7188	$ 0.00
Total Credit Cards	$ 0.00
Other Current Liabilities	
3800 – Payroll Liabilities	$ 3,601.08
Total Other Current Liabilities	$ 3,601.08
Total Current Liabilities	$ 3,601.08
Total Liabilities	$ 3,601.08
Equity	
1520 – Capital Stock	$ 16,288.80
1610 – Retained Earnings	$ (39,025.48)
3000 – Opening Bal Equity	$ 3,959.00
Unrealized Loss on Securities Held for Sale	$ (6,950.36)
Net Income	$ 87,430.16
Total Equity	$ 61,702.12
TOTAL LIABILITIES & EQUITY	$ 65,303.20

The accompanying notes are an integral part of these financial statements

MULTIPLE FINANCIAL SERVICES, INC.

Financial Statements

Statement of Comprehensive Income

January through December 2018

			Jan - Dec 18
Ordinary Income/Expense			
	Income		
		Gain on Sales of Securities	$ 455.65
		Dividend / Interest Income	1,034.14
		Mutual Funds / UIT's	36,966.80
		Investment Advisor Fees	57,702.09
		Brokerage / Success Fees	310,000.00
		Employment Registration Fees	2,700.42
	Total Income		$ 408,859.10
	Expenses		
		Compliance Services	2,214.83
		Interest Charge	386.76
		Renewal - FINRA	490.00
		Payroll Expenses Data	21,953.08
		DataTechnology/Communication	5,514.56
		Commissions & Advisor Fees	4,033.64
		Other Business Compensation	226,796.00
		Accounting/Legal	10,344.41
		Advertising	5,737.51
		Automobile Expense	130.00
		Dues and Subscriptions	9,710.07
		Insurance	11,470.26
		Licenses and Permits	2,008.05
		Miscellaneous Expense	60.00
		Office Supplies	1,732.68
		Postage/Shipping	214.00
		Rent	4,504.56
		Equipment Rental and Repairs	6,933.35
		Travel and Lodging and Meals	4,812.26
		State Franchise Taxes	800.00
		Investment loss	1,582.92
	Total Expense		$ 321,428.94
Net Income			$ 87,430.16
Other Comprehensive Income/Expense			
		Unrealized Loss - Securities Held for Sale	$ 6,950.36
	Total Other Comprehensive Income		6,950.36
Total Comprehensive Income			$ 80,479.80

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.
Financial Statements
Statement of Cash Flows
for the Year-Ended: December 31, 2018

OPERATING ACTIVITIES	Jan – Dec 2018
Net Income	**$ 87,480**
Adjustments to reconcile Net Income To net cash provided by operations:	
Accounts Receivable	965
FINRA Flex Funding Account	(20)
Accounts Payable	756
Net Cash Provided by (Used in) Operating Activities	**88,765**
Investing Activities	
Prior Period Recognition of Unrealized Gains as Income (Correction on Actual Sale)	(5,252)
Other Comp Income – Unrealized Loss on Securities Held for Sale	(6,950)
Net Cash provided by Investing Activities	**(12,202)**
Financing Activities	
Retained Earnings	(5,395)
Distributions	(80,500)
Net Cash provided by Financing Activities	**(85,895)**
Net Cash Increase for period	**3,013**
Cash at beginning of period	**5,866**
Cash at end of period	**8,879**

The accompanying notes are an integral part of these financial statements.

<u>MULTIPLE FINANCIAL SERVICES, INC.</u>

<u>Financial Statements</u>

Statement of Changes in Ownership Equity

As of and for the Year-Ended: December 31, 2018

	Shares	**Common Stock Amount**	**Paid in Capital**	**Retained Earnings**	**Unrealized Gain (Loss)**	**Total**
Balance, as of December 31, 2017	$200,000	$16,289	$3,959	$ 46,869	-	$67,117
Distributions		-	-	$ (80,500)	-	$ (80,500)
PPA – unrealized gains				$ (5,395)		$ (5,395)
PPA – Payroll liability				$ (143)		$ (143)
OCI – other comprehensive income				$ (6,950)		$ (6,950)
Net Income		-	-	$ 87,573	-	$ 87,573
Balance, as of December 31, 2018		$16,289	$3,959	$ 41,454	-	$61,702

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended: December 31, 2018

Subordinated Borrowings at January 1, 2018	**$**	**-**
Increases:		**-**
Decreases:		**-**
Subordinated Borrowings at December 31, 2018	**$**	**-**

The accompanying notes **are an** integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.
Notes to Financial Statements
As of and for the Year-Ended: December 31, 2018

Note 1 - Organization and Nature of Business

Multiple Financial Services, Inc. (the " Company ") is a California corporation incorporated on June 2, 1999. The Company became a member of the National Association of Securities Dealers ("NASD") on January 7, 2000 and the Securities Investor Protection Corporation ("SIPC") shortly thereafter. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company serves primarily individual customers in Southern California.

Note 2- Significant Accounting Policies

Basis of Presentation- The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and /or securities. The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities
- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Us e of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, all other circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Depreciation- Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition- The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3- Fair Value

FASB ASC 820 defines fair value establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis As of
December 31, 2018

Assets	Level 1	Level 2	Level 3	Total
Marketable Securities	**$ 50,065**	**-**	**-**	**$ 50,065**

Note 4- Marketable Securities

Marketable securities include stocks with a fair market value of $ 50,065. The accounting for the mark-to-market Unrealized Loss of $ 6,950 is recorded in equity.

Note 5-Property and Equipment, Net

The property and equipment are recorded at cost and summarized by major classifications as follows:

		Life in Years
Machinery and equipment	$14,560	5
Furniture and fixtures	5,990	7
Total Fixed Assets	$ 20,550	
Less accumulated depreciation	$ (20,550)	
Property and equipment net	$ -	

Depreciation expense for the year ended December 31, 2018 is $0.00.

Note 6- Operating Lease Commitments

The Company had a non-cancellable month-to-month operating lease which had no expiration date for the last eight years and no increase in rents. The Company agreed to annual lease/rent increases between 5 and 10% depending on occupancy demands and other business decisions to be made by the lessor. There is the possibility that the Company could relocate to another office location if the lease rates, in the option of senior management, becomes excessive.

Year	Office Lease
2018	$ 378.75, remaining throughout entire year
2018	$ 378.75, remaining until further otherwise noticed

Note 7- Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8 - Income Taxes

The Company has elected the S Corporate tax status; therefore, no federal income tax provision is provided. The tax provision of $800 is the California minimum franchise tax.

Note 9-Contingency

There has been no need for listed contingencies during the 2018 Calendar year as there has been no complaints or arbitration proceedings or any other event/occurrence.

Note 10- Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31 ,2018, through February 20th, 2018, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

MFS

MULTIPLE FINANCIAL SERVICES, INC.

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended: December 31, 2018

Computation of Net Capital

Stockholder's Equity		$ 61,**702**
Non-Allowable Assets		
FINRA Flex Funding Account	106	
Total Non-Allowable Assets	**106**	
Haircuts on Securities Positions		
Securities Haircuts	7,510	
Undue Concentration Charges	-	
Total Haircuts on Securities Positions	**7,510**	
Net Allowable Capital		**$ 54,086**

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 240
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	
Net Capital Requirement	**$ 5,000**
Excess Net Capital	**$ 49,086**

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 3,601
Percentage of Aggregate Indebtedness to Net Capital	**6.66** %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2018	**$ 61,702**
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Reconciled Differences	**-**
Net Capital per Audit	**$ 54,086**

MULTIPLE FINANCIAL SERVICES, INC.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended: December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $54,086 which was $49,086 in excess of its required net capital of 5,000. The Company's net capital ratio was .06:1 (6.66%). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Multiple Financial Service, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Multiple Financial Service, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Multiple Financial Service, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Multiple Financial Service, Inc stated that Multiple Financial Service, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Multiple Financial Service, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Multiple Financial Service, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 20, 2019

MFS
Multiple Financial Service Inc.
Registered Securities Broker Dealer
Member FINRA/SIPC
Registered Investment Advisor

Corporate:
15615 Alton Parkway, Suite 450
Irvine, California 92618

Main: (949) 753-2727.
Fax: (949) 496 – 1888.

January 18, 2019

Ms. Jennifer Wray, CPA
16418 Beewood Glen Drive
Sugar Land, TX 77498

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(l)(i)(B)(2)

To the best of my knowledge and belief, Multiple Financial Services, Inc., herein after referred to as MFS, a registered securities broker dealer firm, does hereby:

1. Claim exemption 15c3-3(k)(2)(i) from 15c3-3; and

2. Further states that MFS has met the identified exemption from January 1st, 2018, through December 31st, 2018, without exception, unless, noted in number 3, below; and finally

3. That MFS affirms that it has no exceptions to report this fiscal year.

4. It should be noted that MFS has filed a letter with the FINRA in compliance with SEA Rule 17A-5(t)(3) stating no problems or irregularities with last audit and stating that there were none and are none since the filing of the last annual audit.

Regards,

Michael Henry Flammer
President / FINOP
MULTIPLE FINANCIAL SERVICES, INC.

APPROVED JAN 18 2019
Date

NOTE: A copy of this written correspondence has been submitted to the Compliance Department in accordance with the Broker Dealer Firm's Rules and Regulations.

Website: http://www.multiplefinancial.com E-Mail: michael.flammer@multiplefinancial.com